EXHIBIT 2.2

Definitive Real Property Purchase Agreement

BETWEEN

FULLER ROAD MANAGEMENT CORPORATION

(“Seller”)

and

AKOUSTIS TECHNOLOGIES, INC.

(“Buyer”)

5450 and 5440 Campus Drive

Canandaigua, NY 14424

Definitive Real Property Purchase Agreement

THIS DEFINITIVE REAL PROPERTY PURCHASE AGREEMENT (this “Agreement”) dated as of March 23, 2017 is hereby made and entered into by and between Fuller Road Management Corporation, a New York not-for-profit corporation with its principal office at 257 Fuller Road, Albany, New York 12203 (“Seller”), and Akoustis Technologies, inc., a Delaware corporation, having offices at 9805-H Northcross Center Ct., Huntersville, North Carolina 28078 (“Buyer”).

WITNESSETH THAT:

WHEREAS, Seller is the owner of that certain tract or parcel of land together with all improvements located thereon located at 5450 and 5440 Campus Drive, Canandaigua, New York 14424 at which one of Seller’s two members, The Research Foundation for The State University of New York on behalf of The State University of New York Polytechnic Institute (the “RF”), operates a semiconductor and wafer manufacturing research and related foundry operation;

WHEREAS, contemporaneously herewith, the RF and Buyer have entered into an Asset Purchase Agreement (the “AP Agreement”) pursuant to which the RF has agreed to sell, transfer, assign and convey, and Buyer (or the Buyer Designee) (as such term is defined in the AP Agreement) has agreed to purchase, receive and assume certain Purchased Assets (as such term is defined in the AP Agreement) and Assumed Liabilities (as such term is defined in the AP Agreement), in a transaction to be consummated contemporaneously with, and contingent upon the consummation of, the transactions contemplated herein (collectively, the “AP Agreement Transaction”);

WHEREAS, contemporaneously with, and contingent upon the consummation of the AP Agreement Transaction, the Seller desires to sell the described property to Buyer (or the Buyer Designee) and Buyer (or the Buyer Designee) desires to purchase the described property from Seller, at the price and upon the terms, covenants and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are all hereby acknowledged by each of the parties hereto, the parties hereto agree as follows:

1.            Purchase and Sale. Seller agrees to sell and Buyer (or the Buyer Designee) agrees to purchase that certain tract or parcel of land commonly known as 5450 and 5440 Campus Drive, Canandaigua, New York 14424, as more particularly described in Exhibit “A” attached hereto (subject to amendment as provided in Paragraph 9(c) below), together with all buildings, improvements located thereon and all rights, title and interest of the Seller in and to: (a) any and all easements and right-of-ways appurtenant thereto; (b) any and all land lying in the bed of any streets, roads, highways, alleys or driveways in front of and adjoining said land; (c) any and all strips and gores adjacent to or abutting said land; and (d) all furniture, fixtures and equipment used in connection with and located at the Property and owned by the Seller (collectively, the “Property”).

2.            Purchase Price. As further set forth in Section 2.7 of the AP Agreement, in consideration for the grants, sales, transfers, assignments, conveyances and deliveries by Seller and the RF to Buyer in accordance with the AP Agreement and this Agreement, Buyer and/or Buyer’s designee shall pay cumulatively at the Closing (hereinafter defined) an aggregate amount of Two Million Seven Hundred Fifty Thousand Dollars ($2,750,000) (the “Total Purchase Price”), in accordance with the following: (i) in consideration of the transactions and undertakings set forth in the AP Agreement, Buyer or Buyer’s designee shall pay at the Closing the amount of ONE MILLION DOLLARS ($1,000,000) (the “Asset Purchase Price”) in cash by wire transfer of immediately available funds to an account designated by the RF’s written instructions to Buyer on the Closing Date, and (ii) in consideration of the transactions and undertakings set forth in this Agreement, Buyer or Buyer’s designee shall pay to Seller the sum of ONE MILLION SEVEN HUNDRED FIFTY THOUSAND DOLLARS ($1,750,000) (the “Real Property Purchase Price”), paid by cash, certified check, or wire transfer payable to the order of Seller, and subject to adjustment as provided herein.

3.            Deposit.

(a)          Seller acknowledges that, prior to the execution of this Agreement, Buyer paid to Seller a deposit in the amount of Ten Thousand and 00/100 Dollars ($10,000.00) (“Deposit”). The Deposit shall be held in escrow by Hinman Straub P.C. (“Escrow Agent”), pursuant to Paragraphs 3(b) and 24 of this Agreement and deposited in a non-interest bearing account.

(b)          If Buyer elects to terminate this Agreement, as hereinafter provided, on or before the expiration of the Due Diligence Period (as hereinafter defined) then the Deposit shall be refunded to Buyer and Escrow Agent is hereby authorized to release the Deposit to the Buyer with simultaneous notice thereof to Seller.

(c)          Intentionally omitted.

(d)          The Deposit shall be applied for Buyer’s benefit against the Real Property Purchase Price payable at Closing or as otherwise provided for by this Agreement.

4.            Allocation.

The parties agree that no part of the Real Property Purchase Price is allocated to personalty and that the Real Property Purchase Price as herein defined is limited to the realty to be conveyed hereunder only, notwithstanding any other agreements between Buyer and Seller (or the affiliates of either) made with respect to the operation of any businesses on or affecting the Property. Seller shall be solely responsible for the payment of any and all real estate transfer taxes arising in connection with this Agreement.

5.            Prorations. The following shall be adjusted and prorated between the parties as of the Closing Date: (a) all real property ad valorem taxes and assessments (employing a 360-day year); (b) water charges and sewer charges, based on the fiscal period for which assessed; (c) fuel and other utilities; and (d) other pre-paid charges incurred with respect to the Property. All adjustments shall be made as of midnight before the Closing Date.

6.            Closing. The consummation of the purchase and sale of the Property contemplated under this Agreement (the “Closing”) shall be held on the Closing Date as such date is established pursuant to Section 6.3 of the AP Agreement, in the location and at the precise time agreed upon by Seller, Buyer and the RF. The actual date of Closing is herein referred to as the “Closing Date”.

7.            Condition of Property. Subject to the terms and provisions of Paragraph 8 hereof,

(a)          Except as otherwise expressly provided herein, it is understood and agreed that Seller (including its members, officers, agents, employees and directors) has not made and is not now making, and Buyer has not relied upon and will not rely upon (directly or indirectly), any representations, warranties or guarantees of any kind or character, expressed or implied, oral or written, past, present or future, with respect to the Property, including, but not limited to, representations, warranties or guarantees as to (i) matters of title; (ii) environmental matters; (iii) geological conditions; (iv) zoning or other land use matters to which the Property or any portion thereof may be subject; (v) usages of adjoining property; (vi) access to the Property or any portion thereof; (vii) the condition or use of the Property or compliance of the Property with any or all past, present or future federal, state or local ordinances, rules, regulations or laws, building, fire or zoning ordinances, codes or other similar laws; or (viii) the potential for further development of the Property. Buyer further acknowledges that any information of any type which Buyer has received or may receive from Seller or any of Seller's, members, officers, agents, employees or directors, including, without limitation, any environmental reports, surveys, and Existing Reports (as defined in Paragraph 8(a)) are furnished on the express condition that Buyer shall make an independent inspection of the Property (and Seller also encourages Buyer to independently verify the accuracy of all such information), all such information being furnished without any representation or warranty whatsoever of Seller.

(b)          Buyer acknowledges, represents, warrants and agrees that it has relied and shall rely solely upon (i) its own expertise and that of Buyer's consultants in purchasing the Property, and (ii) Buyer’s own knowledge of the Property based on its investigations and inspections of the Property. Buyer has conducted, or by the Closing will conduct, such inspections and investigations of the Property and review of the documentation relating to the Property and the development and operation of the Property as Buyer deemed or shall deem necessary, including, but not limited to, the physical and environmental conditions thereof, and shall rely upon same.

(c)          Buyer acknowledges and agrees that upon Closing, Seller shall sell and transfer to Buyer, and Buyer shall accept, the Property in its “AS-IS”, “WHERE-IS” condition except as otherwise set forth herein, with all faults and defects (latent and apparent).

8.            Inspections Prior to Closing.

(a)          Seller hereby agrees within five (5) business days following the “Effective Date” (as such term is defined in Paragraph 30) to make available to Buyer those materials pertaining to the Property, such as copies of existing title insurance policy, map of instrument survey, and Phase 1 environmental audit reports, (collectively, the “Existing Reports”). If the Closing does not occur for any reason, Buyer agrees to promptly return to Seller the Existing Reports and any and all copies thereof made by Buyer or its agents or representatives.

(b)          Subject to the terms and conditions of all of this Paragraph 8, Buyer, and its agents and representatives, shall have the privilege, opportunity and right during a period commencing on the Effective Date and expiring at 5:00 p.m. on the date which is three (3) business days after the delivery of the Existing Reports (the “Due Diligence Period”), of entering upon the Property, subject to Paragraph 8(c) below, in order to inspect, examine, and perform all due diligence investigation and analysis that Buyer deems prudent and advisable, including but not limited to, a Phase 1 (“Phase 1”) environmental study, a Phase 2 environmental study (“Phase 2”) (but only to the extent recommended by Buyer’s Phase 1 environmental study and subject to the terms and conditions set forth below), a zoning analysis, and any necessary engineering studies (collectively, the “Studies”). Seller and Buyer shall each be responsible for their own costs incurred during the Due Diligence Period and prior to Closing. Seller agrees to reasonably cooperate with Buyer’s efforts to obtain information regarding the Property from public sources to the extent Seller’s permission is required to obtain such information, provided that Seller shall incur no expense in so doing. Any Phase 2 work proposed to be conducted by or on behalf of Buyer, including, but not limited to, intrusive sampling of groundwater, surface water, soil or soil sediment, shall be subject to acceptable statements of work, test plans and entry conditions reasonably acceptable to Seller in Seller’s business judgment. Seller agrees to accept or reject any proposed statements of work, test plans and entry conditions within three (3) business days of receipt of written notice thereof.

(c)          Buyer agrees to conduct the Studies in a manner which shall minimize interference with the operations and activities on or about the Property. Buyer shall inform Seller at least one (1) business day of prior to the planned access of the Property. Such notice (“Access Notice”), which may be written or oral, shall identify the specific persons and entities planning to access the Property and the specific activities that each such person or entity plans to perform thereon.

(d)          Buyer and Seller hereby agree to keep confidential any information regarding the Property obtained in the course of conducting the Studies and agree further not to disclose any such information to government entities or representatives or any other person or entity, other than their respective attorneys and consultants, without the other party’s prior written consent, subject to any legal obligation either may have to divulge such information. This Paragraph 8(d) shall survive Closing and delivery of the Deed, or any other termination of this Agreement.

(e)          Buyer and/or its agents and representatives or contractors performing any of the Studies, shall maintain during the Due Diligence Period comprehensive general liability insurance in the amount of no less than One Million Dollars ($1,000,000) per occurrence and Seller shall be named an additional insured thereon. Buyer shall provide to Seller prior to entry on the Property a certificate of insurance evidencing such insurance coverage.

(f)          Buyer does and shall hereby indemnify and hold harmless Seller, its directors, officers, members, employees, agents, successors and assigns, against all losses, liabilities, obligations, claims, damages, penalties, fines, actual costs and expenses (including, without limitation, reasonable attorneys’ and consultants’ fees) and actual costs of litigation, suits, judgments, liens, and encumbrances, including third party claims, arising from the acts or omissions of Buyer, its agents, employees, contractors/subcontractors, licensees, invitees and/or representatives, or any or all of them, under this Paragraph 8, whenever made or incurred, and this indemnity shall survive Closing and delivery of the Deed, or any other termination of this Agreement.

(g)          Buyer shall, at its sole cost and expense, promptly after all Studies are conducted, except in case of emergency or contrary demand by Seller, repair any damage caused to the Property by reason of the Studies and restore the Property to its condition immediately prior to such damage. Buyer’s failure to comply with this Paragraph 8(g) shall be a material default under this Agreement. If Buyer fails to cure such default within thirty (30) days of receipt of written notice by Seller, then Seller shall have the right, but not the obligation, to perform such repair(s) and/or restoration and, in such event, Buyer shall immediately upon demand pay Seller for all costs reasonably incurred by Seller in performing same.

(h)          Buyer agrees to provide to Seller within fifteen (15) days of Seller’s request therefor, and likewise shall not provide to Seller absent such request, copies of all environmental reports, audits, sampling data, analytical data and other documents, reports or correspondence resulting from the Studies.

(i)          Buyer, in its sole and absolute discretion, shall have the right for any reason or for no reason, including but not limited to, failure to be satisfied with the Studies, to terminate this Agreement on or before the expiration of the Due Diligence Period, by giving written notice (“Buyer’s Notice”) to Seller, which notice Seller must receive on or before 5:00 P.M. on the last day of the Due Diligence Period, whereupon this Agreement shall be deemed canceled and thereafter neither party shall have any further rights, obligations or liabilities hereunder other than those liabilities that expressly survive such termination, except that the Deposit shall be promptly refunded to Buyer by Escrow Agent. Buyer’s failure to give to Seller on or before 5:00 P.M. on the last day of the Due Diligence Period (time being of the essence) written notice of its election to terminate this Agreement under the terms of this Paragraph 8, shall be deemed a waiver by Buyer of its right to terminate under this Paragraph 8.

(i)          Should Buyer fail to be satisfied with the Studies because of the presence of an “Area of Environmental Concern”, as such term is defined under the current ASTM Standards, then upon Seller’s request therefor, Buyer shall provide to Seller a reasonably detailed statement of the nature of the Area of Environmental Concern and the reasonably estimated cost to remediate or correct same as determined by Buyer's environmental consultant or engineer, along with copies of all environmental reports, audits, sampling data, analytical data and other documents, reports or correspondence resulting from the Studies.

(ii)         Only in the event Buyer’s stated reason for termination is the presence of an Area of Environmental Concern, Seller shall have ten (10) business days following Seller’s receipt of Buyer’s Notice to elect, by written notice to Buyer (“Seller’s Environmental Notice”) to either: (a) accept Buyer’s termination of this Agreement, in which case Escrow Agent shall cause the return of the Deposit to Buyer, or (b) with due diligence, and at its sole cost and expense, perform such work as is reasonably necessary to cure and remediate said Area of Environmental Concern in compliance with applicable federal, state, local or administrative laws, rules, and regulations (the “Environmental Work”). If Seller’s Notice indicates that the Environmental Work cannot be completed by the Closing Date, then Seller shall undertake to complete all remaining Environmental Work post-closing in which case Seller shall deposit with Buyer’s attorneys at the Closing a sum equal to one hundred ten percent (110%) of the estimated cost to Seller to complete the Work not to exceed the Real Property Purchase Price, less amounts, if any, previously (but following receipt of Buyer’s Notice hereunder) expended by Seller to undertake the Environmental Work (“Environmental Escrow”), and said Environmental Escrow shall be available to Seller for the purpose of completing the Environmental Work pursuant to a commercially reasonable, mutually acceptable post-closing escrow agreement to be entered into by Seller and Buyer at the Closing. Seller’s obligations with respect to any environmental conditions at the Property shall expire and the Environmental Work shall be deemed to be completed (“Completed”) upon the receipt of either: (1) a written statement by a governmental body with jurisdiction over such environmental condition to the effect that the Environmental Work has been fully implemented or achieved or that no further action is required (or equivalent), or if no governmental body will provide such statement, then (2) a written confirmation statement of a reputable environmental firm, mutually acceptable to Seller and Buyer, executed by a senior officer thereof, to the same effect.

(iii)        After the Closing Date and upon prior reasonable notice to Buyer, Seller or its agents or designees shall have the right, to enter the Property for purposes of completing the aforesaid Environmental Work as contemplated by the parties under this Agreement.

9.            Conveyance of Title.

(a)          Seller shall convey good and marketable fee simple title to the Property to Buyer pursuant to a Warranty Deed in proper form for recording, which deed shall include the covenant required by Subdivision "5" of Section 13 of the Lien Law (the “Deed”). “Good and marketable title” as used herein shall mean ownership which, when acquired by Buyer, will be insurable by a reputable title company, as selected by Buyer, that is a member of the New York Board of Title Underwriters (the “Title Company”) with standard New York endorsements and is free and clear of all liens, encumbrances, and other exceptions to title, other than Permitted Title Exceptions (as defined in Paragraph 9(b)) (“Title Commitment”). Notwithstanding anything herein to the contrary, Buyer shall accept title from Seller or an affiliate or entity under the control of Seller in which title is vested on the date of the Closing and if title is deeded from any entity other than the entity defined as Seller herein, all of the rights, benefits, obligations and liabilities herein shall attach to such deeding entity as if such entity were Seller.

(b)          Any title exceptions to the Property listed on Exhibit “B” or any title exception as to which Buyer waives its objection, or any title exception objected to by Buyer that the Title Company has, prior to the Closing Date, agreed in writing to eliminate or endorse in a commercially reasonable manner (without additional cost to Buyer unless Seller elects to pay such additional cost), are referred to herein as “Permitted Exceptions” or “Permitted Title Exceptions”. Any title exceptions, defects or encumbrances which are not Permitted Exceptions are for the purposes of this Agreement herein called “Unacceptable Encumbrances” and are to be accepted or disposed of pursuant to Paragraph 9(c) below.

(c)          If there are any Unacceptable Encumbrances which cannot be cured by payment of money (“Title Defects”), Seller shall use good faith efforts to cure the same. If Seller fails to cure any Title Defects after it receives notification thereof from Buyer, Buyer may, by written notice to Seller,:  (i) take title to the Property despite the existence of such Unacceptable Encumbrances, (ii) remove such Unacceptable Encumbrances at Buyer’s expense or (iii) terminate this Agreement by written notice to Seller, in which event the Escrow Agent shall deliver the Deposit to Buyer, and neither Buyer nor Seller shall have any further liabilities, obligations or rights with regard to this Agreement which shall then become null and void and of no further force or effect, except for those provisions which expressly survive the termination of this Agreement. If this Agreement is not so canceled by Buyer within a ten (10) day period of discovery of any Title Defects, Buyer shall be deemed to have waived such objections or exceptions not cured or corrected. The date of the Closing will be adjourned as required to permit the expiration of any of the time periods herein. Any unpaid taxes, assessments, water charges and sewer rents, mortgages, and any other liens and encumbrances which Seller is obligated to pay and discharge, together with the cost of recording or filing any instruments necessary to discharge such liens and encumbrances of record, may be paid out of the proceeds of the monies payable at the Closing.

10.          Tenancies.

(a)          Buyer shall assume the existing tenant leases with Carestream Health and Dynamax as more fully described in each of the Lease Assignment and Assumption Agreements as set forth on Exhibits “C-1” and “C-2” attached hereto (the “Lease Assignments”), subject to the satisfactory delivery of acceptable tenant estoppel certificates from the tenants to Buyer in its reasonable sole discretion.

11.          (a)            Seller’s Closing Conditions. Seller’s obligations hereunder are absolutely conditioned upon the following:

(i)           This Agreement shall be contingent upon the approval of the Board of Directors of Seller on or before March 23, 2017.

(ii)          The complete and full satisfaction of all material obligations of both the RF and Buyer as set forth in the AP Agreement and the contemporaneous closing of the transactions contemplated in the AP Agreement with the transactions contemplated herein.

(iii)         The deliveries from Buyer to Seller set forth in Paragraph 13(c) below.

(b)          Buyer’s Closing Conditions. Buyer’s obligations hereunder are absolutely conditioned upon the following:

(i)           This Agreement shall be contingent upon the approval of the Board of Directors of Buyer on or before March 22, 2017.

(ii)          The complete and full satisfaction of all obligations of both the RF and Buyer as set forth in the AP Agreement and the contemporaneous closing of the transactions contemplated in the AP Agreement with the transactions contemplated herein.

(iii)         The deliveries from Seller to Buyer set forth in Paragraph 13(b) below.

12.          Costs.         Seller shall pay for the cost of the preparation of the Deed and any State and local transfer taxes. Buyer shall pay for the cost of the title search and all continuations thereof to the date of Closing, title insurance, survey, recording fees, mortgage recording tax and any other fees customarily paid by the Buyer. Except as otherwise provided herein, each party shall bear its own costs, legal fees and expenses incurred hereunder without claim against the other.

13.          Deliveries.

(a)          Subsequent to mutual execution of this Agreement, Buyer and Seller shall jointly work together to prepare and/or revise, prior to the expiration of the Due Diligence Period, any of the exhibits and other agreements described herein to the mutual satisfaction of both, it being acknowledged and agreed that the documents attached hereto may not be in final or recordable form, except that there shall be 14 days from the Effective Date to complete the list of Permitted Encumbrances set forth on Exhibit “B”.

(b)          At Closing, Seller shall deliver to Buyer the following:

(i)          duly executed and acknowledged Warranty Deed in proper form for recording, which deed shall include the covenant required by Subdivision “5” of Section 13 of the Lien Law, together with completed transfer tax forms and checks in payment of the transfer taxes;

(ii)         the executed Lease Assignments;

(iii)        any and all affidavits or other certificates or documents reasonably requested by the Title Company in order to insure title in the condition required by this Agreement, including proper corporate documentation authorizing the sale of the Property; and

(iv)        an affidavit that Seller is not a “foreign person”, as that term is defined for purposes of the Foreign Investment in Real Property Tax Act, Internal Revenue Code Section 1445, as amended (“FIRPTA”), in form and substance reasonably acceptable to the Title Company.

(c)          At Closing, Buyer shall deliver to Seller the following:

(i)          the Real Property Purchase Price and such other certificates, documents and instruments reasonably requested by Seller and as required by this Agreement to effectuate the terms and conditions hereof; and

(ii)         any and all affidavits or other certificates or documents reasonably requested by the Title Company in order to insure title in the condition required by this Agreement, including proper corporate documentation authorizing the purchase of the Property.

14.         Condemnation. In the event Seller receives any notice of a taking or proposed taking prior to Closing, Seller shall promptly deliver a copy of such notice to Buyer. If all or any material part of the Property has been or is taken prior to Closing, Buyer shall have the right to terminate this Agreement by notice to Seller within five (5) days after receipt by Buyer of written notice of the taking. For purposes hereof, “material” shall be deemed to be any taking where more than thirty percent (30%) of the Property is taken. If Buyer does not exercise the option to terminate this Agreement, or if there has not been a material taking by condemnation or otherwise to give rise to such option, neither party shall have the right to terminate this Agreement, but Seller shall assign to Buyer, and Buyer, net of costs incurred in collecting or otherwise obtaining such award shall be entitled to receive and keep, all right, title and interest in and to all awards or damages to which Seller or any party claiming under or through Seller, including, without limitation, a mortgagee, may have become entitled or may thereafter be entitled by reason of any exercise of the power of eminent domain or condemnation with respect to or for the taking of the Property or any portion thereof.

15.          Intentionally Omitted.

16.          Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon Seller and Buyer and their respective heirs, personal representatives, successors and permitted assigns. This Agreement may not be assigned by Seller or Buyer hereto without the other party’s written consent; provided that Buyer may transfer or assign in whole or in part to one or more Buyer Designee its right to purchase all or a portion of the Property in accordance with the provisions of Paragraph 1 above, but no such transfer or assignment will relieve Buyer of its obligations hereunder.

17.          Seller’s Representations and Warranties. Seller represents, warrants and covenants to Buyer as of the Effective Date and as of the Closing that:

(a)          Seller is duly organized, validly existing and in good standing under the laws of the State of New York and has all the requisite power and authority to enter into and carry out this Agreement according to its terms.

(b)          Without limiting in any way the provisions of Section 11 hereof, this Agreement has been duly authorized, executed and delivered and constitutes a legal and binding obligation of Seller, enforceable in accordance with its terms, except as may be limited by bankruptcy and other laws affecting creditors’ rights generally.

(c)          Seller is not a “foreign person” as that term is defined in Section 1445 of the Internal Revenue Code.

(d)          The execution or delivery or the performance by Seller of this Agreement will not conflict with, or will not result in a breach of, or will not constitute a default under, (i) Seller’s organizational or operating documents, (ii) any judgment, statute, rule, order, decree, writ, injunction or regulation of any court or other governmental authority, or (iii) any agreement or instrument by which Seller or its properties may be bound.

(e)          There are no employees employed by Seller that would be binding upon the Buyer or the Property after Closing.

(f)           Seller has not conveyed or transferred any development and/or air rights associated with the Property.

(g)          There are no service contracts at the Property which would be binding upon Buyer or the Property after Closing.

(h)          To Seller’s knowledge, there are no pending condemnation proceedings relating to the Property.

(i)           There are no pending tax certiorari appeals relating to the Property.

18.          Buyer’s Representations and Warranties. Buyer represents and warrants to Seller as of the date hereof and as of the Closing:

(a)          Buyer is duly organized, validly existing and in good standing under the laws of the State of Delaware and has all the requisite power and authority to enter into and carry out this Agreement according to its terms.

(b)          This Agreement has been duly authorized, executed and delivered and constitutes a legal and binding obligation of each Buyer, enforceable in accordance with its terms, except as may be limited by bankruptcy and other laws affecting creditors’ rights generally.

(c)          Buyer represents and warrants that neither it nor any of its affiliates, nor any of their respective partners, members, shareholders or other equity owners, and none of their respective employees, officers, directors, representatives or agents is, nor will they become, a person or entity with whom United States persons or entities are restricted from doing business under regulations of the Office of Foreign Asset Control (“OFAC”) of the Department of the Treasury (including those named on OFAC’s Specially Designated and Blocked Persons List) or under any statute, executive order (including the September 24, 2001, Executive Order Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit, or Support Terrorism), or other governmental action and is not and will not assign or otherwise transfer this Agreement to, contract with or otherwise engage in any dealings or transactions or be otherwise associated with such persons or entities.

19.          Notices. All notices, requests, demands or other communications hereunder shall be in writing and deemed given upon receipt or refusal of receipt when delivered by express delivery service or by the U.S. mail, by registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

If to Seller:	Fuller Road Management Corporation
257 Fuller Road
Albany, New York 12203
Attention: Scott Bateman, Treasurer

With a copy to:	Hinman Straub P.C.
121 State Street
Albany, N.Y. 12207
Attention: Philip J. Murphy, Esq.

If to Buyer:	Akoustis Technologies, Inc.
9805-H Northcross Center Ct.
Huntersville, North Carolina 28078
Attn: Jeffrey B. Shealy, Chief Executive Officer

With a copy to:	McConville, Considine, Cooman & Morin, P.C.
25 East Main Street
Rochester, New York 14614
Attention: William E. Brueckner, Esq.

If to Escrow Agent:	Hinman Straub P.C.
121 State Street
Albany, N.Y. 12207
Attention: Philip J. Murphy, Esq.

or to such other address as the parties may from time to time designate by notice in writing to the other parties.

20.          Amendment. Neither this Agreement nor any provision hereof may be changed, amended, modified, waived or discharged orally or by any course of dealing, but only by an instrument in writing signed by the party against which enforcement of the change, amendment, modification, waiver or discharge is sought.

21.          Brokers. The Seller and Buyer warrant that no broker has represented either party in this transaction. Each party shall indemnify and save the other party wholly harmless against any loss, cost, or other expense (including reasonable attorney’s fees that may be incurred to enforce the terms of this indemnification) that may be incurred by such other party by reason of any breach of the foregoing covenant. The indemnification obligations contained in this Paragraph 21 shall survive the Closing and delivery of the Deed, or any other termination of this Agreement.

22.          Default.

(a)          In the event the purchase and sale set forth herein is not consummated because of the default of Seller or breach of any representation or warranty of Seller, which remains uncured after ten (10) business days’ written notice, unless otherwise specified, Buyer shall have a right to seek damages or terminate this Agreement, at its option, by giving Seller timely written notice prior to or upon the Closing Date, in which event the Deposit shall be promptly refunded to Buyer by Escrow Agent, however, Buyer shall have the right to waive any such default or breach and to seek specific performance it being the parties express understanding and intent that the transactions contemplated in this Agreement are part and parcel of, and not severable from, the transactions contemplated in the AP Agreement. This Paragraph 22(a) shall not limit Buyer’s right to recover attorneys’ fees and costs pursuant to Paragraph 22(c).

(b)          Upon any breach of this Agreement or the AP Agreement by Buyer which remains uncured after ten (10) business days’ written notice, unless otherwise specified, this Agreement shall be terminated and neither party shall have any further rights or obligations hereunder, each to the other, except for the obligations of Buyer to deliver to Seller the Existing Reports pursuant to Paragraph 8(a) and indemnify Seller under the applicable provisions of Paragraphs 8 and 21.

(c)          If any action or proceeding is commenced by either party to enforce its rights or remedies under this Agreement, the prevailing party in such action or proceeding, including any bankruptcy, insolvency or appellate proceedings, shall be entitled to recover its reasonable attorneys' fees’ and costs incurred therewith.

23.          Escrow.

(a)          The Escrow Agent shall deposit the Deposit in a non-interest bearing account. The Deposit shall not bear interest to the benefit of either Buyer or Seller. The Escrow Agent shall disburse the Deposit as follows:

(1)	A sum equal to the Deposit, to the Seller at the Closing;

(2)	All of the funds held as the Deposit, to Buyer, if Buyer elects to terminate this Agreement pursuant to its rights in Paragraph 8(i) or Paragraph 9(c).

(3)	In accordance with the joint written instructions of Buyer and Seller;

(4)	In response to a written demand to Escrow Agent by the Seller claiming that Seller is entitled to receive payment of the Deposit pursuant to this Agreement and stating the basis for such claim by the Seller (a “Seller Demand Notice”), provided that (i) Escrow Agent shall have given notice to Buyer of receipt of the Seller Demand Notice (together with a copy of the Seller Demand Notice) within ten (10) business days after receipt of the Seller Demand Notice and (ii) within ten (10) business days of the Escrow Agent giving such notice to Buyer, Escrow Agent shall not have received a written notice from Buyer that Buyer disputes Seller’s claim for payment of the Deposit; and

(5)	In response to a written demand to Escrow Agent by the Buyer claiming that Buyer is entitled to receive payment of the Deposit pursuant to this Agreement and stating the basis for such claim by the Buyer (a “Buyer Demand Notice”), provided that (i) Escrow Agent shall have given notice to Seller of receipt of the Buyer Demand Notice (together with a copy of the Buyer Demand Notice) within ten (10) business days after receipt of the Buyer Demand Notice and (ii) within ten (10) business days of the Escrow Agent giving such notice to Seller, Escrow Agent shall not have received a written notice from Seller that Seller disputes Buyer’s claim for payment of the Deposit.

(b)          Upon delivery of the balance of the Deposit as provided herein, the Escrow Agent shall be relieved of all liability, responsibility or obligation with respect to or arising out of the Deposit.

(c)          The Escrow Agent, provided that the Escrow Agent is acting in good faith, may conclusively presume the genuineness of all signatures on documents and instruments that the Escrow Agent receives and the authority of any person purporting to act on behalf of a party that is not a natural person. The Escrow Agent shall have no liability hereunder other than for acts or omissions of the Escrow Agent that constitute gross negligence, bad faith or willful misconduct.

(d)          The duties of the Escrow Agent are only as herein specifically provided, and are purely ministerial in nature. The Escrow Agent shall neither be responsible for or under, nor chargeable with knowledge of, the terms and conditions of any other agreement, instrument or document in connection herewith, including, without limitation, the other provisions of this Agreement, and shall be required to act in respect of the Deposit only as provided in Paragraph 3 of this Agreement. Paragraph 3 of this Agreement sets forth all the obligations of the Escrow Agent with respect to any and all matters pertinent to the escrow contemplated hereunder and no additional obligations of the Escrow Agent shall be implied from the terms of this Agreement or any other agreement. The Escrow Agent shall incur no liability in connection with the discharge of its obligations under this Agreement or otherwise in connection therewith, except such liability as may arise under applicable laws or rules of professional conduct applicable to the Escrow Agent. The Escrow Agent shall not be liable or responsible for the collection of the proceeds of any check payable or endorsed to the Escrow Agent hereunder. Buyer and Seller hereby certify that they are aware that the Federal Deposit Insurance Corporation (“FDIC”) coverages applies only to a maximum amount of $100,000 for each individual depositor and that they are aware that the Escrow Agent assumes no responsibility for, nor will they hold the Escrow Agent liable for any loss occurring which arises from the fact that the amount held by the Escrow Agent in any account may cause the aggregate amount of any individual depositors accounts to exceed $100,000.00 and that the excess amount is not insured by the FDIC.

(e)          The Escrow Agent may consult with counsel of its choice and shall not be liable for any action taken or omitted to be taken by the Escrow Agent in accordance with the advice of such counsel. The Escrow Agent shall not be bound by any modification, cancellation or rescission of this Agreement unless in writing and signed by the Escrow Agent. The Escrow Agent is acting as a stakeholder only with respect to the Deposit. If any dispute arises as to whether the Escrow Agent is obligated to deliver all or any portion of the Deposit or as to whom all or any portion of the Deposit is to be delivered, the Escrow Agent shall not be required to make any delivery, but in such event the Escrow Agent may hold the Deposit until receipt by the Escrow Agent of instructions in writing, signed by all parties which have, or claim to have, an interest in the Deposit, directing the disposition of the Deposit, or in the absence of such authorization, the Escrow Agent may (i) hold the Deposit until receipt of a certified copy of a final judgment of a court of competent jurisdiction providing for the disposition of the Deposit or (ii) deposit, at any time, the Deposit in the registry of a court of competent jurisdiction and commence an action in the nature of an interpleader for a determination of the respective rights of Seller and Buyer in the Deposit and, in such case, recover the Escrow Agent’s costs and expenses, including a reasonable attorney’s fee; provided, however, that notwithstanding the foregoing, the Escrow Agent may, but shall not be required to, institute legal proceedings of any kind. The Escrow Agent may require, as a condition to the disposition of the Deposit pursuant to written instructions an indemnification, in form and substance satisfactory to the Escrow Agent, from each party providing such instructions.

(f)          Seller and Buyer, jointly and severally, agree to reimburse the Escrow Agent on demand for, and to indemnify and hold the Escrow Agent harmless against and with respect to, any and all loss, liability, damage, or expense (including, without limitation, attorneys’ fees and costs, including in enforcing the foregoing indemnification) that the Escrow Agent may suffer or incur in connection with entering into Paragraph 3 of this Agreement and performance of its obligations under Paragraph 23 of this Agreement or otherwise in connection therewith, except to the extent such loss, liability, damage or expense arises from the willful misconduct, bad faith or gross negligence of the Escrow Agent. Without in any way limiting the foregoing, in connection with any dispute involving disbursement of the Deposit, the Escrow Agent shall be reimbursed for the cost of all reasonable legal fees and costs incurred by it in acting in good faith, as the Escrow Agent hereunder. To the extent that any loss, cost, expense and/or damage has been asserted against, imposed upon or incurred by Escrow Agent hereunder (and so long as Escrow Agent has not committed an act of gross negligence or willful misconduct), as a result of a breach of this Agreement by Seller or Buyer, Seller and Buyer hereby agree that such breaching party shall be solely responsible for reimbursing Escrow Agent for such loss, cost expense and/or damage.

(g)          The Escrow Agent and any successor escrow agent, upon fifteen (15) business days’ notice in writing to all parties, may at any time resign as such by delivering the Deposit to either (i) any successor escrow agent designated in writing by all the parties hereto (other than the Escrow Agent), or (ii) any court having competent jurisdiction. Upon its resignation and delivery of the Deposit as set forth in this Paragraph 23, the Escrow Agent shall be discharged of, and from, any and all further obligations arising in connection with the escrow contemplated by this Agreement.

(h)          The provisions of Paragraph 23 of this Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York. All actions against the Escrow Agent arising under or relating to this Agreement shall be brought against the Escrow Agent exclusively in the Albany County Supreme Court of the State of New York.

(i)          TO THE FULL EXTENT PERMITTED BY LAW, EACH OF THE PARTIES HERETO HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES THE RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER ORAL OR WRITTEN) OR ACTIONS OF ANY PARTY HERETO. THIS PROVISION IS A MATERIAL INDUCEMENT FOR THE ESCROW AGENT ENTERING INTO THIS AGREEMENT.

24.          Applicable Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York.

25.          Waiver. Failure of either Buyer or Seller to exercise any right given hereunder or to insist upon strict compliance with regard to any term, condition or covenant specified herein, shall not constitute a waiver of Buyer’s or Seller’s right to exercise such right or to demand strict compliance with any term, condition or covenant under this Agreement.

26.          Counterparts. This Agreement, and any amendments hereto, may be executed in several counterparts, each of which may be deemed an original, and all of such counterparts together shall constitute one and the same Agreement. Facsimile copies of the signatures of this Agreement are as enforceable as if same were original signatures.

27.          Captions. All captions, headings, paragraph and subparagraph numbers and letters are solely for reference purposes and shall not be deemed to be supplementing, limiting, or otherwise varying the text of this Agreement.

28.          Severability. The invalidity or enforceability of a particular provision of this Agreement shall not affect the other provisions hereof, and this Agreement shall be construed in all respects as if such invalid or unenforceable provision were omitted.

29.          Entire Agreement. This Agreement, and to the extent applicable the AP Agreement and the schedules and exhibits thereto, constitutes the sole and entire agreement of the parties and is binding upon Seller and Buyer, their heirs, successors, legal representatives and assigns.

30.          Date of Agreement. The “Effective Date” of this Agreement shall be the date first above written.

31.          Buyer Penalty.  The Buyer shall pay to Seller a penalty as set forth below if Buyer sells the Property within three (3) years after the date of this Agreement for an amount in excess of $1,750,000. The penalty imposed shall be equivalent to the amount that the sales price of the Property exceeds $1,750,000 (“Calculated Penalty”) up to the maximum penalty (“Maximum Penalty”) defined below:

Maximum Penalty
Year 1	$5,960,000
Year 2	$3,973,333
Year 3	$1,986,667
Year 4	0

To the extent any sale of the Property results in a Buyer Penalty under this Paragraph 31, in determining the amount of any penalty to be assessed, the amount of the Maximum Penalty in any particular year shall be prorated on the basis of the number of calendar months between the then most recent anniversary of the date of this Agreement and the date of the sale that results in the Buyer Penalty.

Any penalty imposed must be paid in a lump sum by Buyer on the date the Property is sold during the three (3) year period following the date of this Agreement. The Buyer shall provide Seller with written notice of any proposed sale of the Property during the three (3) year period following the date of this Agreement at least ninety (90) days prior to the date of the proposed sale. This provision shall survive the delivery of the Deed by Seller to Buyer.

Seller acknowledges that it is Buyer’s intention to secure primary and secondary financing relating to the real estate and/or the business assets subject to this Agreement, which financing may create a need to transfer the Property to an entity in which Buyer has an ownership interest. For the sake of clarity, any such transfer to an entity in which Buyer has an ownership interest made for the purposes of securing primary and/or secondary financing relating to this Agreement, and the creation, perfection, and or enforcement of a mortgage, security interest, or other lien or encumbrance as security for the repayment of any indebtedness to any bona fide third party SHALL NOT be considered a sale of the Property by Buyer, and Buyer shall have no obligation to notify Seller of its intent to make such transfer, to incur such indebtedness, or to create such a security interest (or permit its perfection or enforcement). To the extent so requested by any bona fide third party (or its successors and/or assigns), Seller agrees to execute all documents deemed appropriate to subordinate the rights of the Seller under this Paragraph 31 to the rights of such bona fide third party (or its successors or assigns).

The Buyer Penalty provided under this Paragraph 31 shall not apply in the event of a transfer of the Property made after the filing of a petition for relief under Title 11 of the United States Code, an assignment for the benefit of creditors, or similar proceeding.

Seller and Buyer expressly agree that it is NOT the intent of this Paragraph to grant or perfect any security interest, lien, or other encumbrance on the Property.

The Buyer Penalty under this Paragraph 31 shall not apply in the event there is a Fundamental Transaction (as defined below), so long as long as the Reorganized Entity (as defined below) would continue to be subject to the Buyer Penalty. Buyer shall have no obligation to notify Seller of its intent to engage in any Fundamental Transaction. A “Fundamental Transaction” means any of the following: (i) the Buyer effects any merger or consolidation of the Buyer with or into another person or entity (the “Reorganized Entity”), (ii) any tender offer or exchange offer (whether by the Buyer or another person or entity) is completed pursuant to which holders of Buyer’s Common Stock are permitted to tender or exchange their shares for other securities of the Reorganized Entity, in whole or in part, or (iii) the Buyer effects any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Buyer’s Common Stock is effectively converted into or exchanged for other securities of the Reorganized Entity, in whole or in part.

IN WITNESS WHEREOF, each of Buyer and Seller has caused this Agreement to be executed and its seal to be fixed hereunto on the date first above written.

SELLER:

FULLER ROAD MANAGEMENT CORPORATION

/s/ Scott Bateman
By:	Scott Bateman
Its:	Treasurer

Date of Execution by Seller:
March 23, 2017

BUYER:

AKOUSTIS TECHNOLOGIES, INC.

/s/ Jeffrey B. Shealy
By:	Jeffrey B. Shealy
Its:	Chief Executive Officer

Date of Execution by Seller:
March 23, 2017